Exhibit 99.2

NICE Awarded by Relatório Bancario for Delivering Advanced Solutions
to Financial Sector

São Paulo, December 3, 2014 – NICE Systems (NASDAQ: NICE) today announced that it is the recipient of an award from Relatório Bancario (Banking Report) for its advanced technologies and contribution to innovation in the financial services sector. At the awards ceremony in Sao Paulo on December 1, NICE was commended for delivering multiple real-time solutions to address business challenges in this sector, such as risk and compliance, customer experience, operational efficiency, and employee engagement.

This is the fifth consecutive year that NICE has been awarded by Relatório Bancario. In past years, the company received accolades such as Best Contact Center Solution and Best Contact Center Management, based on successful customer deployments.

Marcos Cantarino, Publisher of Relatório Bancario
"NICE has positioned itself as one of the strongest vendors in the financial market by providing a cross-enterprise portfolio of solutions that allows customers to boost operational efficiency, cut contact center costs, and improve important metrics like first call resolution and customer satisfaction. Aside from delivering leading technological tools, NICE’s partnership, vision, and commitment to the business are what drive and sustain its customers’ success.”

Luiz Camargo, General Manager of NICE for Brazil and the Southern Cone
"We are proud to receive this prestigious industry award from Relatório Bancario. This further reinforces the business value of NICE’s real-time analytics based solutions for financial institutions and across verticals. Companies are achieving measurable results with these solutions, resulting in an enhanced customer experience and significant cost reduction.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the world leader in software solutions that allow organizations to take the next best action, aimed at improving the customer's experience and business results, guaranteeing compliance, combating financial crimes and protecting people and property. NICE solutions empower organizations to capture, analyze and apply structured and unstructured Big Data insights, in real time. These data come from several sources, including phone calls, mobile apps, e-mails, chats, social media, video and transactions. More than 25,000 organizations in 150 countries use NICE solutions, including more than 80 Fortune 100 companies. www.nice.com

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements Pertaining to NICE Systems
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Camargo, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.